                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                              Sprint Corporation
                               (Name of Issuer)

            PCS Common Stock - Series 1, par value $1.00 per share
                        (Title of Class of Securities)

                                   852061506
                                (CUSIP Number)

                            Stephen M. Brett, Esq.
                           Executive Vice President
                              and General Counsel
                           Tele-Communications, Inc.
                               5619 DTC Parkway
                             Englewood, CO  80111
                                (303) 267-5500


           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 30, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------
  CUSIP NO. 852061506
-----------------------

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      NAMES OF REPORTING PERSONS
 1    I.R.S. Identification Nos. of Above Persons

      Tele-Communications, Inc.
      84-1260157
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      OO
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                     7    Sole Voting Power

                          111,277,868 shares - - Series 2 PCS
     NUMBER OF            Stock; see Items 1, 4 and 6
      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    Shared Voting Power  0 shares

     OWNED BY
                   -----------------------------------------------------------
       EACH
                     9    Sole Dispositive Power 0 shares
    REPORTING

      PERSON       -----------------------------------------------------------
                          Shared Dispositive Power
       WITH          10
                          111,277,868 shares - - Series 2 PCS
                          Stock; see Items 1, 4 and 6
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11
      Aggregate Amount Beneficially Owned by Each Reporting Person
      111,277,868 shares
      Consists of 98,563,924 shares of Series 2 PCS Stock, presently exercisable Warrants to purchase an additional 6,291,314 shares of Series 2 PCS Stock, and 123,314 shares of Series 7 Preferred Stock (which for purposes of this Report are assumed to be convertible into an aggregate of 6,422,630 shares of Series 2 PCS Stock). Each share of Series 2 PCS Stock automatically converts into one share of Series 1 PCS Stock under certain circumstances. Assumes the conversion of all shares of Series 2 PCS Stock beneficially owned by the Reporting Person (including all shares of Series 2 PCS Stock issuable upon exercise of all of such Warrants and upon conversion of all of such shares of Series 7 Preferred Stock) into the corresponding number of shares of Series 1 PCS Stock. See Items 1 and 5.

      Because the Reporting Person does not have the right to acquire any shares of Series 1 PCS Stock underlying the shares of Series 2 PCS Stock, Warrants or shares of Series 7 Preferred Stock described above within sixty days of the date of this Report, the Reporting Person disclaims beneficial ownership of all shares of Series 1 PCS Stock underlying such shares of Series 2 PCS Stock, such Warrants and such shares of Series 7 Preferred Stock. The filing of this Report by the Reporting Person shall not be construed as an admission that the Reporting Person is the beneficial owner of any shares of Series 1 PCS Stock.

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12
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] The foregoing amounts exclude any shares of Series 1 PCS Stock held by executive

                               Page 2 of 8 pages
      officers and directors of the Reporting Person, if any. The Reporting Person disclaims beneficial ownership of any shares held by such officers and directors.
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13    Percent of Class Represented by Amount in Row (11)
      0%

      The shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent approximately 23.5% of the outstanding PCS Stock of the Company (which class includes the Series 1 PCS Stock, the Series 2 PCS Stock and the Series 3 PCS Stock), assuming the exercise of all Warrants to purchase shares of Series 2 PCS Stock initially issued to the Cable Partners, the conversion of all shares of Series 7 Preferred Stock initially issued to the Cable Partners into shares of Series 2 PCS Stock, the issuance of all shares of Series 3 PCS Stock issuable in respect of the Company's outstanding Class A Common Stock and the issuance of all shares of Series 1 PCS Stock represented by the Sprint FON Group's "inter-group interest" in the Sprint PCS Group (including that portion of such inter-group interest corresponding to the Series 7 Preferred Stock and the Warrants to purchase Series 2 PCS Stock held by the Cable Partners).

      As a result of the Reporting Person's beneficial ownership of such shares of Series 2 PCS Stock, the Reporting Person may be deemed to beneficially own an equivalent number of shares of Series 1 PCS Stock; however, the Reporting Person disclaims beneficial ownership of any shares of Series 1 PCS Stock. Were the Reporting Person deemed to beneficially own such shares of Series 1 PCS Stock, such shares would represent approximately 39.2% of the outstanding Series 1 PCS Stock, calculated in accordance with Rule 13d-3 (which rule would require the Reporting Person (i) to assume the exercise and conversion of all Warrants and all shares of Series 7 Preferred Stock held by the Reporting Person and the conversion of all of the approximately 111,277,868 shares of Series 2 PCS Stock beneficially owned by the Reporting Person into the corresponding number of shares of Series 1 PCS Stock and (ii) to disregard all outstanding shares of Series 2 PCS Stock, Series 3 PCS Stock, the shares of Series 2 PCS Stock issuable in respect of the Warrants and shares of Series 7 Preferred Stock held by Cox and Comcast and the shares of Series 3 PCS Stock issuable in respect of the Company's outstanding Class A Common Stock and all shares represented by the Sprint FON Group's inter-group interest in the Sprint PCS Group).

      Because each share of Series 2 PCS Stock generally is entitled to one-tenth of the applicable vote per share of the Series 1 PCS Stock, the shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent less than 1% of the outstanding voting power of the Company.

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14    Type of Reporting Person (See Instructions)
      CO

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                               Page 3 of 8 pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 1)

                                 Statement of

                           TELE-COMMUNICATIONS, INC.

                           Pursuant to Section 13(d)
                    of the Securities Exchange Act of 1934
                                 in respect of

                              SPRINT CORPORATION

     This Report on Schedule 13D/A (Amendment No. 1) relates to the PCS Common Stock - Series 1, par value $1.00 per share (the "Series 1 PCS Stock"), of Sprint Corporation, a Kansas corporation (the "Company"). This Report is being filed by Tele-Communications, Inc., a Delaware corporation ("TCI" or the "Reporting Person"). This Report supplements and amends the Schedule 13D filed by the Reporting Person on December 11, 1998 relating to the Series 1 PCS Stock of the Company (the "Prior Schedule 13D"). Capitalized terms used in this Report but not otherwise defined in this Amendment No. 1 have the meanings given to such terms in the Prior Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is hereby supplemented and amended to include the following information:

     TCI, AT&T Corp. and the United States Department of Justice, Antitrust Division (the "DOJ"), have executed and filed a Stipulation, dated December 30, 1998 (the "Stipulation"), containing a proposed form of final judgment (the "Proposed Final Judgment"), that the parties thereto propose be entered by the United States District Court for the District of Columbia in connection with the proposed AT&T Merger. If, following compliance with the requirements of the Antitrust Procedures and Penalties Act, 15 U.S.C (S)16, the court approves the Proposed Final Judgment, a final judgment would be entered on substantially the same terms as those contained in the Proposed Final Judgment and TCI would be bound thereby. Notwithstanding the foregoing, the DOJ has reserved the right to withdraw its consent to the Proposed Final Judgment contained in the Stipulation at any time prior to the entry of a final judgment by such court. In addition, the Federal Communications Commission, whose approval also is required to consummate the AT&T Merger, is not a party to and is not bound by the Stipulation.

     The Proposed Final Judgment requires TCI to transfer, prior to the consummation of the AT&T Merger, all of the Company Securities beneficially owned by it to a trustee acceptable to the DOJ (the "Trustee") pursuant to a form of trust agreement approved by the DOJ (the "Trust Agreement") for the purpose of accomplishing the divestiture described below and in the Proposed Final Judgment. The Trustee will not be a director, officer, manager, agent or employee of AT&T Corp. or Liberty Media Corporation, a Delaware corporation and a wholly owned subsidiary of TCI that will beneficially own the Company Securities to be beneficially owned by the Reporting Person following the AT&T Merger ("Liberty").

     The Proposed Final Judgment requires the divestiture by the Trustee on or before May 23, 2002 of that portion of the Company Securities beneficially owned by the Reporting Person sufficient to cause the Reporting Person to beneficially own no more than 10% of the outstanding Series 1 PCS Stock on a fully diluted basis (assuming the issuance of all shares of Series 1 PCS Stock ultimately issuable in respect of the applicable securities of Sprint upon the exercise, conversion or other issuance thereof in accordance with the terms of such securities). On or before May 23, 2004, the Trustee must divest the remainder of the Company Securities beneficially owned by the Reporting Person.

                               Page 4 of 8 pages

     Pursuant to the Proposed Final Judgment, the Trust Agreement will grant the Trustee the sole right to sell the Company Securities beneficially owned by the Reporting Person and will provide that all decisions regarding such divestiture will be made by the Trustee without discussion or consultation with AT&T Corp. or TCI; however, the Proposed Final Judgment provides that the Trustee shall consult with the board of directors of Liberty regarding such divestiture (other than certain directors of Liberty expected to be appointed by AT&T Corp. following the AT&T Merger and any director, officer or shareholder of Liberty that owns more than 0.10% of the outstanding common stock of AT&T Corp.). The Trustee will have the power and authority to accomplish such divestiture only in a manner reasonably calculated to maximize the value of the Company Securities beneficially owned by the Reporting Person.

     The Proposed Final Judgment provides that the Trustee will be instructed to not vote the Company Securities beneficially owned by the Reporting Person so long as such securities are held by the Trustee.

     The Proposed Final Judgment also generally prohibits the acquisition by Liberty of additional Company Securities (other than in connection with the exercise of Warrants or the conversion of shares of Series 7 Preferred Stock) without the prior written consent of the DOJ.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     Item 6 is hereby supplemented and amended to include the following information:

     The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference herein.

     The summary description of certain provisions of the Stipulation (including the Proposed Final Judgment) contained in this Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stipulation (including the Proposed Final Judgment), which has been filed as an Exhibit to this Amendment No. 1 and is hereby incorporated by reference herein.

                               Page 5 of 8 pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby supplemented and amended to include the following information:

Exhibit
No.          Exhibit
-------      --------
10.6         Stipulation (including Proposed Final Judgment), dated December 30,
             1998, among the United States Department of Justice, Antitrust
             Division, AT&T Corp. and Tele-Communications, Inc.

                               Page 6 of 8 pages

                                   SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 1998


                              TELE-COMMUNICATIONS, INC.



                              By:        /s/ Stephen M. Brett
                                 --------------------------------
                                 Name:  Stephen M. Brett
                                 Title: Executive Vice President
                                        and General Counsel

                                 EXHIBIT INDEX



Exhibit
No.          Exhibit
-------      -------
10.6         Stipulation (including Proposed Final Judgment), dated December 30,
             1998, among the United States Department of Justice, Antitrust
             Division, AT&T Corp. and Tele-Communications, Inc.

                               Page 8 of 8 pages